Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Ltd. Announces that Less than 10%
of its Ordinary Shares May Be Publicly Held
United States — 5/16/2007, Singapore — 5/16/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, refers to the voluntary conditional cash offer (Offer) announced on March 1, 2007 by Goldman Sachs (Singapore) Pte (Goldman Sachs), for and on behalf of Singapore Technologies Semiconductors Pte Ltd (Offeror).
As stated by the Offeror in the Offer to Purchase dated 16 March 2007, under Rule 724 of the Singapore Exchange Securities Trading Limited (SGX-ST) Listing Manual, SGX-ST may suspend trading of the Company’s Ordinary Shares if less than 10% of its issued Ordinary Shares are held in public hands, as required by Rule 723 of the SGX-ST Listing Manual. Under the SGX-ST Listing Manual, equity securities held by, amongst others, directors, substantial shareholders and controlling shareholders of the Company are not deemed to be held in public hands. Substantial shareholders as defined in the Singapore Companies Act are persons who have an interest in not less than 5% of the total voting shares in a company.
Pursuant to Rule 725 of the SGX-ST Listing Manual, SGX-ST may allow a listed company whose securities have been suspended from trading a period of 3 months or longer to raise the percentage of securities held in public hands to at least 10%.
The Offeror stated in the Offer to Purchase that “In the event that the Company does not meet with the requirement of Rule 723 of the Listing Manual, STSPL currently does not intend to maintain the present listing status of the Company and accordingly, currently does not intend to place out any Shares held by STSPL to the members of the public to meet the SGX-ST Shareholding Requirement.”
Goldman Sachs for and on behalf of the Offeror has on 16 May 2007 in the Schedule TO filed with the United States Securities and Exchange Commission attaching the level of acceptances announcement as at 15 May 2007 (Offeror Announcement) stated that as at 5.30 pm Singapore time and 5.30 am New York time on 15 May 2007 the Offeror and parties acting in concert or deemed to be acting in concert with it owned, controlled or have agreed to acquire ordinary shares (including ADSs) of the Company representing approximately 78.6% of the issued share capital of the Company.
The Company has also on 15 May 2007 received a copy of a notification from Marathon Asset Management LLP (Marathon) to the SGX-ST in respect of the percentage of voting shares held by Marathon and the percentage of shares over which Marathon states it has dispositive control (Marathon Notification). The Marathon Notification states that Marathon holds 4.99% of the voting shares of the Company and has dispositive control over a further 1.83%. A copy of the Marathon Notification is attached.

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

It is not clear from the Marathon Notification whether Marathon has an interest in 5% or more of the voting shares of the Company such as to make it a substantial shareholder of the Company. If it is regarded as a substantial shareholder then, taking into account the information set out in the Offeror Announcement, the Marathon Notification and shareholding information received from Oz Management LLC (Oz Notification), less than 10% of the Company’s shares may be in the hands of the public, and accordingly, the SGX-ST may suspend trading of the Company’s Ordinary Shares on the SGX-ST. A copy of the Oz Notification is attached.
Under Nasdaq Marketplace Rules, the Company’s American Depositary Shares may be delisted if the number of publicly held ADSs (which excludes any ADSs held by officers, directors or beneficial owners of 10% or more of the outstanding Ordinary Shares, including those represented by ADSs) falls under 750,000 or if there are fewer than 400 round lot holders of ADSs. The Offeror stated in the Offer to Purchase dated 16 March 2007 that “In the event that the Company does not meet these requirements, STSPL currently does not intend to maintain the present listing status of the Company and accordingly currently does not intend to place out any ADSs held by STSPL to members of the public to meet these requirements.”
If as a result of the purchase of Ordinary Shares or ADSs pursuant to the Offer, the Ordinary Shares no longer meet the requirements of the SGX-ST for continued listing or are suspended from trading on the SGX-ST or the ADSs no longer meet the requirements of Nasdaq for continued listing, and the Ordinary Shares are suspended from trading on or delisted from the SGX-ST or the ADSs are delisted from the Nasdaq, the market for the Ordinary Shares and ADSs could be adversely affected.
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement (including those extracted from or based on the Offer to Purchase, the Offeror Announcement, the Marathon Notification and the Oz Notification) are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published documents or documents provided by third parties (including the Offer to Purchase, the Offeror Announcement, the Marathon Notification and the Oz Notification), the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this announcement.
Forward Looking Statements
Certain statements in this release, including statements that SGX-ST may suspend trading of the Company’s securities, that the Ordinary Shares may no longer remain listed on the SGX-ST or that the ADSs may no longer remain listed on the Nasdaq are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual events to differ from our expectations include, but are not limited to, actions that may be taken by the Company or third parties in connection with or in response to STSPL’s pending tender offer for the Company’s Ordinary

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

Shares and ADSs; general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests between Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to continue to successfully integrate the operations of the former separate STATS and ChipPAC companies and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Singapore Contact:
Tham Kah Locke
Vice President, Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com

US Contacts:
Lisa Lavin
Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com
The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com